Exhibit 99.21

Shenzhen Branch, Bank of China
Loan Certificate

Date: June 11, 2012		Contract No.: RZ12061109074901

Applicant	Shenzhen BAK Battery Co., Ltd
Currency	RMB	Amount	4, 778,334.00
Loan Term	70 days (i.e. payment due date is August 20, 2012)
Usage	To provide working capital
Annual rate	6.1425%
Loan Account of	9178390019991001	Deposit Account of	748457957368
Bank of China		Applicant in Bank of
China

The above loan has been transferred to the applicant’s account.